February 17, 2012

Goldman, Sachs & Co.

200 West Street

New York, New York 10282

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10036

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela Howell

Re:	Ceres, Inc.
Registration Statement on Form S-1
Filed January 25, 2012
Registration No. 333-174405

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we, the representatives of the several underwriters, wish to advise that between January 25, 2012 and the date hereof, 2892 copies of the Preliminary Prospectus dated January 25, 2012 were distributed as follows:

•	57 to 47 prospective underwriters and dealers;

•	2239 to 2239 institutional investors;

•	486 to 277 individuals; and

•	110 to 104 others.

The undersigned, as representatives of the several underwriters, has and will, and each underwriter and dealer has advised the undersigned that it has and, will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:30 p.m., Washington, D.C. time, on February 21, 2012 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.
BARCLAYS CAPITAL INC.
As representatives of the
Prospective Underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

Very truly yours,

GOLDMAN, SACHS & CO.
BARCLAYS CAPITAL INC.
As representatives of the
Prospective Underwriters

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President